UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29488 / October 26, 2010

_____
                                                                       :
In the Matter of   :
                                                                       :
HIGHLAND CAPITAL MANAGEMENT, L.P. AND   :
   HIGHLAND FUNDS I   :
NexBank Tower   :
13455 Noel Road, Suite 800   :
Dallas, TX 75240   :
                                                                       :
                                                                       :
(812-13770)   :
_____:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE
18f-2 UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

Highland Capital Management, L.P. and Highland Funds I filed an application on May 7,
2010, and amendments to the application on September 10, 2010, September 24, 2010,
and September 27, 2010, requesting an order under section 6(c) of the Investment
Company Act of 1940 (the "Act") exempting applicants from section 15(a) of the Act and
rule 18f-2 under the Act. The order would permit applicants to enter into and materially
amend subadvisory agreements without shareholder approval and would also grant relief
from certain disclosure requirements.

On September 27, 2010, a notice of the filing of the application was issued (Investment
Company Act Release No. 29445). The notice gave interested persons an opportunity to
request a hearing and stated that an order granting the application would be issued unless
a hearing was ordered. No request for a hearing has been filed, and the Commission has
not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in
the application, as amended, that granting the requested exemption is appropriate in the

public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Highland Capital Management, L.P. and Highland Funds I (File No. 812-13770) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary